File No. ____________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        Portland General Electric Company
                              121 SW Salmon Street
                             Portland, Oregon 97204

 (Name of company or companies filing this statement and addresses of principal executive offices)

                                   Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                              Houston, Texas 77010

     (Name of top registered holding company of each applicant or declarant)

                                  James J. Piro
    Executive Vice President, Finance, Chief Financial Officer and Treasurer
                        Portland General Electric Company
                              121 SW Salmon Street
                             Portland, Oregon 97204

                     (Name and address of agent for service)

               The Commission is also requested to send copies of
              any communication in connection with this matter to:

                               Markian M.W. Melnyk
                               Roshini Thayaparan
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                     1875 Connecticut Avenue, NW Suite 1200
                              Washington, DC 20009
                               Tel. (202) 986-8000
                               Fax (202) 986-8102

                                TABLE OF CONTENTS


Item 1. Description of Proposed Transaction....................................3

   A. Introduction.............................................................3
   B. Description of the Parties...............................................3
         1. Portland General Electric Company..................................3
   C. Description of the Transaction...........................................4

Item 2. Fees, Commissions and Expenses.........................................5

Item 3. Applicable Statutory Provisions........................................5

   A. Applicable Provisions....................................................5
   B. Legal Analysis...........................................................6
         1. Sections 9(a) and 10...............................................6
              a. Section 10(b)(1)..............................................6
              b. Section 10(b)(2)..............................................6
              c. Section 10(b)(3)..............................................7
              d. Section 10(c)(1)..............................................7
                  (i) Section 8................................................8
                  (ii) Section 11..............................................8
              e. Section 10(c)(2)..............................................8
              f. Section 10(f).................................................9

Item 4. Regulatory Approval....................................................9

Item 5. Procedure..............................................................9

Item 6. Exhibits and Financial Statements.....................................10

Item 7. Information as to Environmental Effects...............................10

Item 1.   Description of Proposed Transaction.

     A.   Introduction

     In this Application, Portland General Electric Company ("Portland General"), a wholly owned subsidiary of Enron Corp. ("Enron"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority under Sections 9(a)(1) and 10 of the Act in connection with the acquisition of the coal handling facility located at its Boardman Coal Plant ("Boardman Plant") in eastern Oregon. The proposed transaction, more fully described below, is referred hereto as the "Purchase."

     B.   Description of the Parties

          1.   Portland General Electric Company

     Portland General, a corporation organized under the laws of Oregon, is a wholly owned subsidiary of Enron, a registered public utility holding company under the Act. Portland General, incorporated in 1930, is a single integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and includes 51 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of approximately 4,000 square miles. Portland General estimates that at the end of 2003 its service area population was approximately 1.5 million, comprising about 43% of the state's population. At December 31, 2003, Portland General served approximately 754,000 retail customers. Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,957 MW of generating capacity. Portland General also has long-term power purchase contracts for 510 MW from four hydroelectric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 740 MW from Bonneville Power Administration, other Pacific Northwest utilities, and certain Native American tribes. As of December 31, 2003, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,883 MW (net of short-term sales agreements of 3,910 MW). Portland General's peak load in 2003 was 3,351 MW.

     On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General becoming a wholly owned subsidiary of Enron. Portland General is not a Debtor in the Bankruptcy cases involving Enron. On July 29, 2004, Enron filed an application under Section 12(d) of the Act (SEC File No. 070-10239) seeking authorization to sell Portland General to Oregon Electric Utility Company, LLC. This application is pending.

     Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

     As of and for the year ended December 31, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,752 million, net income of $58 million, retained earnings of $545 million, and assets of $3,372 million.

     The Boardman Plant is a coal fueled plant located in Boardman, Oregon with capacity of 600 MW. Portland General owns a 65% undivided interest in the Boardman Plant and is the operator of the plant. The remaining 35% is owned by Idaho Power Company, Pacific Northwest Generating Cooperative, and General Electric Credit Corporation through Bank of New York (the successor to J Henry Schroeder Bank & Trust Company) (collectively, "Boardman Plant Co-Owners"), who are unaffiliated with Portland General.

     C.   Description of the Transaction

     Portland General seeks Commission authorization under Sections 9(a)(1) and 10 of the Act to acquire the coal handling facility located at the Boardman Plant ("Facility"). The Facility consists of the machinery, equipment, mechanical and electrical equipment, fixtures, tangible personal property and other property, real and personal, constructed and installed for the unloading, transfer, storage, handling and crushing of coal for the Boardman Plant.

     Portland General is the sole lessee of the Facility under a Lease Agreement entered into pursuant to a leverage financing transaction ("Financing Transaction") entered into in 1979. The Facility is owned by Wells Fargo Bank N.A. (the successor to First National Bank of Oregon), solely as Owner Trustee under a Trust Agreement between it and ICON/Boardman Facility LLC (the successor to Western America Financial, Inc.), the beneficial owner and Owner Participant in the Financing Transaction. Under the Lease Agreement, Portland General is responsible for the operation and maintenance of the Facility.

     Under the Lease Agreement, which expires in January 2005, Portland General has an option to renew the Lease, upon advance notice of no less than one year, for an initial renewal period of 5 years at half the average rent paid during the basic 25 year lease term ending in January 2005. In January 2004, Portland General exercised its option to extend the lease to 2010.

     Subsequent to the initial renewal period ending in January 2010, Portland General has the option to renew, at Fair Market Rental Value ("FMRV"), for rental periods of one or more whole years. The aggregate of all such renewal periods may not exceed 20 years. Portland General also has options to purchase the Facility at certain times at a Fair Market Value ("FMV") purchase price to be determined through negotiation between Portland General and the Owner Participant. Portland General and the Owner Participant have agreed on a fair market purchase price, assuming the purchase closes by October 29, 2004. If the closing is delayed but takes place on or before November 30, 2004, the purchase price will be increased for each day after October 29, 2004 that closing is delayed based on the 90-day London Interbank Offered Rate ("LIBOR") determined two days before the closing.

The closing may be delayed beyond November 30, 2004 only upon mutual agreement, including agreement on a new purchase price.

     The funds to be used to purchase the Facility will come from Portland General's internally generated cash.

     There are no fees, commissions or other renumeration to be paid by Portland General to the Owner Trustee, the Owner Participant or any other party in connection with the purchase of the Facility. The Owner Participant is responsible for all of its costs and expenses related to the purchase of the Facility and the termination of the Financing Transaction. Portland General will pay the usual and customary costs and expenses of the Owner Trustee, the indenture trustee and the loan participant, the other parties to the Financing Transaction, incurred by them in connection with termination of the Financing Transaction. As noted in Item 2, the fees and expenses that Portland General expects to incur in connection with the Purchase are estimated to be less than $20,000.

     None of the parties to the Financing Transaction, including the Owner Trustee or the Owner Participant, are affiliated with Portland General, have any officers or directors in common with Portland General or own any voting securities of Portland General.

     Following the Purchase, Portland General will continue to operate and maintain the Facility for the benefit of the Boardman Plant Co-Owners. The Boardman Plant Co-Owners are evaluating a purchase of a percentage interest in the Facility from Portland General at a later date in the future. At this time, it is expected that such percentage would be proportional to the Boardman Plant Co-Owners' current interest in the Boardman Plant. Portland General expects that, pending any sale, the Boardman Plant Co-Owners will continue to pay their pro-rata share of current rate (2004 calendar year) lease rental.1 Should Portland General be subject to the Act at the time of such sale, Portland General would apply for such authorization as may be required under Section 12(d), and Rule 44 thereunder, prior to effecting the sale.

Item 2.   Fees, Commissions and Expenses.

     Portland General estimates the fees and expenses associated with the completion of the Purchase to be less than $4,000 for Trustee administrative charges related to lease termination and approximately $16,000 for legal and other expenses associated with the transaction.

Item 3.   Applicable Statutory Provisions.

     A.   Applicable Provisions

     Sections 9(a)(1) and 10 of the Act are considered applicable to the proposed transaction.


---------------------------------
1 If the Commission considers the amount Portland General charges the Boardman Plant Co-Owners as described above to be a partial disposition of the Facility by lease subject to Section 12(d), Portland General hereby requests authorization to enter into such transactions with the Boardman Plant Co-Owners.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.   Legal Analysis

          1.   Sections 9(a)(1) and 10

     Section 9(a)(1) of the Act makes it unlawful, without approval of the Commission under Section 10, for the subsidiary company of any registered holding company to acquire, directly or indirectly, any securities or utility assets or any other interest in any business. As described below, the Purchase complies with all of the applicable provisions of Section 10 of the Act.

               a.   Section 10(b)(1)

     The Commission may not approve the Purchase if it determines, pursuant to
Section 10(b)(1), that such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. For the reasons given below, there is no basis in this case for the Commission to make either of those negative findings concerning the Purchase.

     Section 10(b)(1) was primarily aimed at preventing business combinations unrelated to operating efficiencies.2 The Purchase is consistent with the efficient operation of Portland General. The Facility is an asset that is already integrated into the Boardman Plant; the Facility and Boardman Plant are located side by side and are physically connected. See Exhibit B. Further, under the current Lease Agreement, Portland General is already responsible for the operation and maintenance of the Facility. The proposed transaction simplifies the ownership and financial structure of the various assets that are necessary for the operation of the Boardman Plant.

     Based on the present circumstances, the change in ownership of the Facility from the Owner Participant to Portland General will not significantly affect operations of the Facility and will not be detrimental to the public interest or the interest of investors or consumers.

               b.   Section 10(b)(2)

     The Commission may not approve the Purchase if it determines, pursuant to
Section 10(b)(2), that the consideration (including the fees and expenses associated with the transaction) to be paid by Portland General is not reasonable or does not bear fair relation to the investment in and the earning capacity of the utility assets being acquired. For the reasons given below, there


---------------------------------
2 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").

is no basis in this case for the Commission to make either of these negative findings concerning the consideration being offered by Portland General.

     The process by which Portland General and the Owner Participant reached agreement on the Purchase demonstrates that the requirements of Section 10(b)(2) have been satisfied. The negotiation between Portland General and the Owner Participant was at arms-length; as indicated above, Portland General and the Owner Participant are not affiliated. Moreover, as the operator of the Facility for many years, Portland General has extensive experience with the Facility and full knowledge of its value. The consideration agreed to by the parties reflects arm's-length negotiation by unaffiliated parties with adequate knowledge of the asset, the relevant market, and other alternatives to the transaction and, accordingly, it should be considered fair.

     This Commission has previously recognized that, as here, when the agreed-upon consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied.3

               c.   Section 10(b)(3)

     The Commission may not approve the Purchase if it determines, pursuant to
Section 10(b)(3), that the acquisition will unduly complicate the capital structure of Portland General or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the holding-company system. For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the Purchase.

     The capital structure of Portland General after the Purchase will not be unduly complicated and will be substantially unchanged from Portland General's capital structure prior to the completion of the transaction. See Exhibits C-1 and C-2. Indeed, the termination of the Lease Agreement for the Facility makes Portland General's capital structure marginally more simple because the lease is replaced by fee simple ownership of the Facility.

     Finally, as set forth more fully in the discussion of the standards of
Section 10(b)(1) above and elsewhere in the Application, the Purchase will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the holding company system.

               d.   Section 10(c)(1)

     Section 10(c)(1) requires that the Commission not approve an acquisition of securities or utility assets, or any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

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3 See Progress Energy, Inc. and Piedmont Natural Gas Company, Inc., Holding Co. Act Release No. 27718 (Sept. 2, 2003); Public Service Company of Oklahoma, Holding Co. Act Release No. 26044 (Apr. 29, 1994); Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993), petition for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28, 1994).

               (i)  Section 8

     Section 8 refers to the requirements of state law as it may relate to ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same service territory. Since the Purchase does not create such an arrangement, Section 8 is not applicable to the Purchase.

               (ii) Section 11

     Section 11(b)(1) generally confines the utility properties of a registered holding company to a "single integrated public-utility system." An integrated electric public utility system is defined as "a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation."4

     The combined properties will certainly constitute a single integrated electric utility within the meaning of Section 2(a)(29)(A). As discussed above, the Purchase involves the acquisition of an asset already integrated into Portland General's utility business. See Exhibit B. Under the Lease Agreement, the Facility already functions as an integrated unit of the Boardman Plant, which is an electric generating facility located in Oregon and operated by Portland General. Only the ownership of the Facility will change as a result of the proposed transaction, not any aspect of its operation in connection with the Boardman Plant.

     Further, Section 11(b)(2) of the Act requires that "the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Because the Purchase will neither affect the structure of the holding company system nor the voting rights of Portland General's security holders, Section 11(b)(2) is not implicated by the Purchase.

               e.   Section 10(c)(2)

     Section 10(c)(2) states that the Commission may not approve the acquisition of securities or utility assets of a public utility or holding company unless such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

     As discussed in Items 3.b.1.a and 3.b.1.d.ii above, the Purchase is fully consistent with Portland General's integrated public utility system and the simplification of Portland General's ownership of the assets associated with the Boardman Plant.


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4 PUHCA Section 2(a)(29)(A).

     The Commission has allowed such acquisitions under similar circumstances. For example, in Public Service Company of Oklahoma,5 the Commission allowed the Public Service Company of Oklahoma ("PSO") to acquire certain electric distribution facilities from the City of Clinton in a cash purchase. The facilities were, prior to the purchase, leased by PSO from the City of Clinton under a lease agreement for a term of twenty-five years. PSO had sought approval, under Sections 9(a) and 10 of the Act, to acquire these facilities noting, inter alia, that (1) it would not incur a penalty for early termination of the Lease as a result of the proposed purchase and (2) if it did not purchase the facilities at that time, PSO had no assurance that the City of Clinton would sell the facilities to PSO at a later date. The Commission allowed the purchase.

     Portland General seeks to purchase the Facility from the Owner Participant under similar circumstances. Like Public Service Company of Oklahoma, Portland General will not incur a penalty for early termination of the Lease Agreement as a result of the Purchase. Although, according to the terms of the Lease Agreement, Portland General would be given the opportunity to purchase the Facility at certain times, it is unclear whether Portland General and the Owner Participant will be able to agree upon the purchase price and other terms in future negotiations. Accordingly, the Commission should permit the Purchase.

               f.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. The Purchase is not subject to the jurisdiction of the OPUC and all other applicable law will be observed in connection with effecting the Purchase. See Exhibit D-1. Accordingly, Section 10(f) is satisfied.

Item 4.   Regulatory Approval.

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.   Procedure.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Applicants request that the Commission's order be issued as soon as the rules allow, and before October 22, 2004, so that the closing of the Purchase may occur before October 29, 2004. Applicants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the


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5 Public Service Company of Oklahoma, Holding Co. Release No. 26044 (Apr. 29,
1994).

preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.   Exhibits and Financial Statements.

A-1 Lease Agreement Between Portland General Electric Company and First National Bank of Oregon as to the Coal Handling Facility, Boardman, Oregon, dated September 1, 1979 and Amendments (to be filed by amendment).

A-2 Term Sheet Between ICON Capital Corp. for ICON/Boardman LLC and Portland General Electric Company signed August 18, 2004 (confidential treatment requested).

B Map Showing the Interconnection of the Facility with the Properties of Portland General Electric Company (to be filed by amendment).

C-1 Portland General Electric Company's Consolidated Balance Sheet, Statement of Income and Cash Flows as of December 31, 2003, incorporated by reference to Portland General Electric Company's 2003 Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 22, 2004, SEC File No. 001-05532-99.

C-2 Financial Statements, pro forma as of December 31, 2003, of Portland General Electric Company (confidential treatment requested).

D-1  Opinion of Counsel (to be filed by amendment).

D-2  Past Tense Opinion of Counsel (to be filed by amendment).

E    Proposed Form of Notice.

Item 7.   Information as to Environmental Effects.

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                    Portland General Electric Company

                                    By:  /s/ James J. Piro
                                        ------------------------
                                        James J. Piro
                                        Executive Vice President, Finance,
                                          Chief Financial Officer and Treasurer

     Date: September 10, 2004

                                  Exhibit Index

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Exhibit                             Description
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E              Proposed Form of Notice.
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